Jeffrey M. Knetsch
Attorney at Law
303.223.1160 tel
303.223.0960 fax
jknetsch@bhfs.com

June 2, 2011

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:	Recovery Energy, Inc. (the "Company")
Amendment No. 1 to Registration Statement on Form S-1 (the "Amendment")
Filed February 8, 2011
File No. 333-169070

Dear Mr. Schwall:

In response to your letter to Jeffrey Beunier dated March 10, 2011 and on behalf of the Company, we provide the following responses to the comments contained in your letter.  We are also filing Amendment No. 2 to the Registration Statement simultaneously herewith.

General

1.
Your amendment purports to register the resale of more than twice as many shares as when you initially filed the registration statement on August 26, 2010. Please explain to us why these additional shares were not included with the initial filing. If true, explain why you believe that the offering of these additional shares is consistent with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828 (August 10, 2007). Refer also to Questions and Answers 139.25 and 139.27, Compliance and Disclosure Interpretations, Securities Act Sections, available at the following address: http://www. see. gov/divisions/corpflniguidancelsasinterp.htm We may have additional comments.

Each of the holders of securities added to Amendment No. 1 had a pre-existing relationship with the issuer and did not learn of Recovery Energy by virtue of the filing of the initial registration statement.  We believe the issuance of these securities is consistent with the guidance you cite in this comment.  Specifically:
●
18 of the newly included shareholders are existing shareholders who received additional warrants for participating in the September, 2010 warrant exercise, and we included the common shares underlying their new warrants in Amendment No. 1.

●
3 of the newly included shareholders are employees who received stock grants; we also increased the number of shares for two employees included in the initial filing to include shares issued as additional compensation to them.

●
We increased the number of shares held by Van Gilder Insurance and Michael Van Gilder, who were included as selling shareholders in the initial filing, to reflect additional shares we issued under our office lease renewal.

●	We added shares issued to Edward Mike Davis, L.L.C., an existing shareholder, in connection with acquisitions of oil and gas properties from Davis.
●	We added shares issued to Hexagon Investments, LLC, our lender and an existing shareholder, in connection with our financings.

H. Roger Schwall
May 31, 2011

In Amendment No 2 we have added the following shares:

●
4,432,340 shares to be issued by the Company as interest on and upon conversion of $8,400,000 of Senior Secured Debentures we issued in a private placement in February, 2011 to existing shareholders of Recovery.

●	1,197,294 shares issued to an entity that sold us oil and gas properties in February 2011 and with which Recovery had a pre-existing business relationship.
●	1,000,000 shares held by an existing shareholder (Steven B. Dunn and Laura Dunn Revocable Trust) that were acquired as restricted shares from a non-affiliate of Recovery.
●	90,000 shares issued upon exercise of warrants held by two investors in a private placement
●	138,000 shares which were recently issued to employees.

We have also included in the prospectus some of the shares previously registered by us on form S-1 pursuant to Rule 429.

2.	Please update your filing to include audited financial statements for the year ended December 31, 2010 to comply with Rule 8-08(b) of Regulation S-X. Update related disclosure throughout.

We have included audited financial statements for the year ended December 31, 2010 in Amendment No. 2.

3.
We note your response to prior comment 2 from our letter to you dated September 23, 2010, and we reissue the comment. Please provide the disclosure required by Item 1200 of Regulation S-K for the last fiscal year.

We have updated our filing to include financial statements for the year ended December 31, 2010 and have included the Item 1200 disclosure for the 2010 year in Amendment No. 2.

Notes to the Unaudited Pro Forma Condensed Financial Statements, page 15

Note 1 - Adjustments to Pro Forma Statements of Operations, page 15

4.
We have read your response to prior comment 8, noting that you have amended your narrative disclosures under f. to include all of the shares issued in conjunction with the financing of your 2010 property acquisitions in your computation of the pro forma weighted average shares. However, it appears that you need further adjustment to your pro forma combined weighted average number of common shares presented in your pro forma statement of operations for the nine months ended September 30, 2010 or the most current pro forma period presented. Please revise accordingly.

We have corrected the pro forma combined weighted average number of common shares.

5.
We have read your response to prior comment 9, noting your explanation under g. that in order to avoid double expensing, you reversed $701,290 of royalty interest expense that was recorded in both your historical financial information for the three month period ended March 31,2010 and in the pro forma statements of operations for the year ended December 31, 2009. Clarify for us why the $701,290 royalty interest expense was included in both 2009 and 2010 periods.

H. Roger Schwall
May 31, 2011

We have re-worded notes c. and g. to more clearly explain the reversal of the royalty expense. In connection with each acquisition, we incurred a one-time expense for assigning an overriding royalty interest to two members of management, $125,220 in connection with the Wilke Field acquisition, $701,290 in connection with the Albin Field acquisition, and $317,370 in connection with the State Line Field acquisition. All three amounts are included in Recovery Energy’s Statement of Operations for the year ended December 31, 2010. As the Pro Forma statements assume that all acquisitions occurred on January 1, 2009, we included in our 2009 pro forma adjustments an increase to G&A Expense of $826,510 (the total of the Wilke Field and Albin Field expense). As both the 2009 Pro Forma statement and the Recovery Energy Statement of Operations for the year ended December 31, 2010 (which is included in the 2010 Pro Forma statement) included the $826,510, we included a pro forma adjustment to the 2010 Pro Forma statement to decrease G&A Expense by the $826,510 in order to not expense the same amount in both years. The overriding royalty expense of $317,370 associated with the State Line acquisition is included in the Recovery Energy Statement of Operations for the year ended December 31, 2010 (and as a result the 2010 Pro Forma statement). We did not make a pro forma adjustment to expense it in 2009 as the State Line Field had no operations until 2010.

Business - Recent Developments and Related Transactions, page 21

6.
With regard to your new disclosure, we remind you of prior comment 12 from our letter to you dated September 23, 2010. Provide all required disclosure, including the identities of the shareholders you reference, as appropriate.

We have updated the related party transactions disclosure in Amendment No. 2.

7.
We note your response to prior comment 14 from our letter to you dated September 23, 2010. Provide updated disclosure, including a listing of the aggregate amount(s) in default, if any. Clarify whether the June 30, 2010, payment is the only payment which is in dispute or which has not been paid as scheduled.

We have updated and clarified the disclosure about the defaulted note.

Executive Compensation, page 29

8.	Update your executive compensation disclosure to reflect compensation for your most recent fiscal year.

We have updated the executive compensation disclosure.

Selling Stockholders, page 35

9.	We note your response to prior comment 18 from our letter to you dated September 23, 2010 and we reissue the comment.

We have identified the controlling person for all of the entity selling shareholders.

Audited Financial Statements for the Year Ended December 31, 2009

Note 3 - Merger Transactions, page F-11

10.
We note your response to prior comment 21, indicating that your Chairman and controlling shareholder group acquired 5,000,000 common shares from the former shareholders of Universal Holdings, Inc. in conjunction with the reverse merger. Please address the following points:

H. Roger Schwall
May 31, 2011

●  Describe the extent of any consideration paid or received by the shareholders for the 5,000,000 shares.

●  Absent any consideration paid or received for the shares, tell us why you did not use carryover basis to record the exchange of the 5,000,000 shares, since a reverse merger between a private operating company and a public shell entity is ordinarily viewed as a reverse recapitalization accounted for at book value.

●  Describe any conditions that need to be met, other than the lapse of the 120 day period, that would obligate the former shareholders of Universal to return the 5 million shares. Please reference the applicable section in the purchase agreement which describes this obligation.

Recovery Energy's chairman and the controlling shareholder group paid par value for the 5,000,000 shares in November 2009. While the chairman and controlling shareholder group purchased the shares from the former shareholders, the substance of the transaction was that Recovery had previously reacquired the shares from the former shareholders and this was a new issuance of shares.  The reverse merger into the public shell occurred in September 2009 and our chairman did not join the company until November 2009 around the time these shares were purchased from the former shareholders. Prior to November 2009, our chairman was not affiliated with Recovery and was pursuing other business interests. In our Form 8-K filing in connection with the reverse merger, as filed on September 21, 2009, it explicitly indicated that the 5,000,000 shares owned by the former shareholders were to be “cancelled”.  This was also significant as it provided that Recovery shareholders would then own a majority of the shares then outstanding.  Also as discussed in our Form 8-K, it was the intention of Recovery to pursue drilling operations as a rig operator using enhanced oil recovery techniques after the reorganization.  After our chairman came on board, Recovery significantly changed its strategy into an oil and gas exploration company and impaired the drilling rigs, which previously had been contributed to Recovery's predecessor company.  In May 2010, our chairman also became our chief executive officer. Due to the timing differences between the reverse merger in September and the acquisition of the shares in November; the change in management and business strategy, and the disclosures that such shares were to be “cancelled”; Recovery did not use carryover basis to record the transaction because Recovery believes the shares should be reflected as return of shares to the company and upon reissuance should be fair valued and recorded as an expense, even though it was a substantial amount based on the then market conditions.  There were no conditions other than the lapse of 120 days that needed to be met to obligate the former shareholders of Universal to return the 5,000,000 shares.

Note 4 – Attempted Property Acquisitions and Commitments, page F-12

11.
We note your response to prior comment 22 indicating that your reacquisition of the Wilke Field property on January 28 2010 was completed under different terms, including a January 1, 2010 effective date instead of a December 1, 2009 effective date. Please describe the remaining significant different terms that support your view that the $5.1 million option payment is not associated with and should not be capitalized as part of your acquisition of the Wilke Field property in January 2010.

The $5.1 million option payment was associated with an agreement entered into on December 15, 2009. This agreement contained a purchase price of $2,200,000 and 1,550,000 shares of common stock. 1,450,000 shares (valued at $5.1 million) were given to the seller as a non-refundable deposit. This agreement also gave Recovery a 30 day option to purchase the Wilke Field property and raise the required capital. . The option was revocable by the seller at any time. Recovery was unable to raise the capital and therefore forfeited its deposit. The agreement that Recovery reacquired the Wilke Field under was entered into 13 days after the expiration of the option under the original agreement and contained a purchase price of $4,500,000 in cash, which Recovery was able to subsequently finance.  We believe these transactions are two distinct transactions and should not be combined, even though it does result in a significant loss to Recovery. Furthermore to recode the initial deposit as part of the costs of the property would far exceed the fair value of the property.

H. Roger Schwall
May 31, 2011

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30. 2010

Note 7-Acquisitions, page F-30

12.
We note your response to prior comment 23 relating to your inclusion of audited statements of revenues and direct expenses for the acquisitions of the Wilke, Albin and State Line properties. As it appears that you have succeeded to substantially all of the business of Wilke and your operations prior to the succession appear insignificant relative to the operations of the acquired entity, Wilke is considered your predecessor. As a result a full set of audited historical financial statements of the predecessor is required in your Form S-1 and the Form 8-K reporting the acquisition.

We can not waive the requirements of Forms S-1 and 8-K. We acknowledge your inability to file the full audited financial statements of the acquired predecessor business and pro forma financial statements for the periods required by the Forms. Since you did not file the required financial statements and pro forma financial information within the extended time period provided by Form 8-K when initially reporting the acquisition, we will not consider the Form 8-K to have been timely filed for purposes of Form S-3.

Further, until you file full audited financial statements of the acquired predecessor business, and of the predecessor of the predecessor business, for the time span required under Article 8 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

(b) dividend or interest reinvestment plans;

(c) employee benefit plans;

(d) transactions involving secondary offerings; or (e) sales of securities under Rule 144.

Once you file audited financial statements of the. registrant that include the post-acquisition results of operations of the acquired predecessor business for an appropriate period (that is, audited financial statements for the year ended December 31, 201 1), we will, at your request, consider accepting audited pre-acquisition full financial statements of the predecessor business for a period of time less than that required under Article 8 of Regulation S-X.

We will be filing an amendment to our Report on Form 8-K shortly that includes the audited financial statements for Wilke for the year ended December 31, 2009 that are included in Amendment No. 2.  We request that the Commission accept these financial statements for a period of time less than required under Article 8 of Regulation S-X.

Note 8- Shareholders' Equity, page F-31

13.
We note your disclosure on page F-32 indicating that you issued 3,414,000 five year replacement warrants with an exercise price of $2.20 per share in conjunction with the cash exercise of warrants at $1.50 per share by warrant holders in September 2010. Tell us your accounting for these replacement warrants.

H. Roger Schwall
May 31, 2011

We evaluated the warrants under three possible scenarios and concluded this was an equity transaction with no impact outside of equity. The initial scenario was to consider the warrants (which were issued at slightly above the then market price of our publicly traded common stock) an inducement similar to a debt transaction.  This would either result in an expense or some form of dividend.  We could not find any similar transactions under which a dividend treatment was justified to a limited number of shareholders or an expense was recorded. We then considered this transaction similar to any other “unit” transaction for equity and finally we considered the warrants to be characterized as an issuance cost in accordance with Staff Accounting Bulletin Topic 5, Miscellaneous Accounting, Subtopic A, Expenses of Offering. In either of the latter two scenarios, the fair value of the warrants is credited within equity to “Stock Rights Outstanding” and the offset is to “Contributed Capital.” For the warrants being exercised, we debited “Cash” for the amount received, credited “Common Stock” for the par value, credited “Contributed Capital” for the remaining portion of the cash received, and debited “Stock Rights Outstanding” and credited “Contributed Capital” for the original value of the warrants which were exercised.  For financial presentation purposes, Contributed Capital and Stock Rights Outstanding are combined, similar to the presentation by most registrants.

Exemption from registration claimed, page II-4

14.
As discussed in comment 12 above, it appears that you have not yet filed certain required financial statements. Please explain to us how you were properly able to complete your private placements in the absence of these financial statements, or explain why these financial statements were not necessary in the context of the placements.

All of the private placements were to accredited investors as defined in Rule 5.01(a) of Regulation D.

Signatures / Power of Attorney

15.
Provide all required signatures. If you intend to indicate that someone is signing for another individual, ensure that you provide appropriate explanatory text. For example, you include asterisks without explaining the significance of the asterisks, and you also provide an asterisk next to an individual's name, rather than next to his signature.

We have complied with this comment in the signatures to Amendment No. 1.

Exhibit 5.1

16.
Please obtain and file an opinion of counsel that relates to the securities being offered pursuant to this registration statement. For example, the current opinion refers to a number of shares in excess of the number listed on the cover page of the prospectus, and it also refers to shares to be issued upon the exercise of warrants.

We have filed a corrected legal opinion with Amendment No. 2.  We have also corrected the Selling Shareholder table to indicate that some of the shares being offered will be issued upon the conversion of outstanding warrants.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

    /s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch